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                                                                    Exhibit 3.6

                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION
                                       OF
                          HITTITE MICROWAVE CORPORATION

     I, Stephen G. Daly, Chief Executive Officer of Hittite Microwave Corporation (the "Corporation"), do hereby certify that this Amendment to Certificate of Incorporation has been duly proposed by the directors and adopted by the stockholders in the manner and by the vote prescribed by Sections 228 and 242 of the General Corporation Law of Delaware.

     FIRST. That Article FOURTH of the Certificate of Incorporation of the Corporation, as amended to date, be amended by deletion of Section A(6)(b) thereof and by substitution therefor of the following:

          (b) AUTOMATIC CONVERSION UPON QUALIFIED PUBLIC OFFERING. Each outstanding share of Series A Preferred Stock shall automatically be converted into the number of shares of Common Stock into which such shares are convertible as computed according to the formula set forth in Section A.6(a) hereof at the then effective Conversion Price as of, and in all cases subject to, the closing of the Corporation's first underwritten offering to the public pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), provided that (i) such registration statement covers the offer and sale of Common Stock of which the aggregate net proceeds attributable to sales for the account of the Corporation exceed $50,000,000, (ii) such Common Stock is listed for trading on either the New York Stock Exchange or the NASDAQ National Market and (iii) the per share public offering price exceeds the product of (x) 2.25 and (y) the Base Amount, as defined below (a "QPO" or a "QUALIFIED PUBLIC OFFERING"); PROVIDED, that if a closing of a QPO occurs, all outstanding shares of Series A Preferred Stock shall be deemed to have been converted into shares of Common Stock immediately prior to such closing; and further provided, that with respect to a public offering as to which the closing occurs on or before December 31, 2005, the minimum amount set forth in clause (i) above shall be $30,000,000 and the minimum amount set forth in clause (iii) above shall be $12.60 per share, which amount shall be adjusted proportionately in the event that the Corporation shall after the date hereof effect any stock dividend, stock split, reverse stock split, recapitalization or similar transaction in respect of its Common Stock. For purposes of this paragraph, the Base Amount shall mean an amount equal to the sum of the Conversion Price and the Series A Dividends accrued through the closing date of such offering. If shares of Series A Preferred Stock are converted pursuant to this Section A.6(b) at a time when there are any accrued but unpaid Series A Dividends due on such shares, such Series A Dividends shall be forfeited upon such conversion. If shares of Series A Preferred Stock are converted pursuant to this Section A.(6)(b) at a time when there are any accrued but unpaid dividends (other than the Series A Dividends), before any amount shall be paid or distributed to the holders of Common Stock, such amounts shall be paid in full by the Corporation in connection with such conversion.


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     IN WITNESS WHEREOF, the Corporation has caused this Certificate of
Amendment of Certificate of Incorporation to be executed by Stephen G. Daly, its Chief Executive Officer, this 19th day of July, 2005.

                                     HITTITE MICROWAVE CORPORATION


                                     By:  /s/ Stephen G. Daly
                                         --------------------------------------
                                         Stephen G. Daly